                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  ____________

                                  SCHEDULE 13D
                                 (RULE 13D-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                             (Amendment No. 1)/1/



                               Jay Jacobs, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  469 816 102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                     Victor I. Chang, Esq. (617) 248-7000
                     c/o Testa, Hurwitz & Thibeault, LLP,
             High Street Tower, 125 High Street, Boston, MA 02110
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 11, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-------------
          /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------
  CUSIP NO. 469 816 102
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edward L. Cahill

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          36,974,302
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          36,974,302
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      36,974,302

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      81.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
-----------------------
  CUSIP NO. 469 816 102
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David L. Warnock

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          36,974,302
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          36,974,302
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      36,974,302

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      81.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
-----------------------
  CUSIP NO. 469 816 102
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cahill, Warnock Strategic Partners, L.P.
      IRSN: 52-1970604

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware Limited Partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          36,974,302
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          36,974,302
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      36,974,302

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      81.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
-----------------------
  CUSIP NO. 469 816 102
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cahill, Warnock Strategic Partners Fund, L.P.
      IRSN: 52-1970619

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware Limited Partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          36,974,302
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          36,974,302
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      36,974,302

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      81.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
-----------------------
  CUSIP NO. 469 816 102
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cahill, Warnock & Company, LLC
      IRSN: 52-1931617

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware Limited Partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          36,974,302
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          36,974,302
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      36,974,302

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      81.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
-----------------------
  CUSIP NO. 469 816 102
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Strategic Associates, L.P.
      IRSN: 52-1991689

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware Limited Partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          36,974,302
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          36,974,302
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      36,974,302

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      81.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

   This Schedule 13D Amendment No. 1 ("Amendment No. 1") is an amendment to the
Schedule 13D (filed on December 16, 1997) that was filed with the Securities and Exchange Commission ("SEC") on behalf of Cahill, Warnock Strategic Partners Fund, L.P. ("Strategic Partners Fund"), Cahill, Warnock Strategic Partners, L.P. ("Strategic Partners"), Strategic Associates, L.P. ("Strategic Associates"), Cahill, Warnock & Company, LLC ("Cahill, Warnock & Co."), Edward L. Cahill ("Cahill") and David L. Warnock ("Warnock").

   Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Warnock & Co., Cahill and Warnock are sometimes referred to collectively herein as the "Reporting Persons."

   Jay Jacobs, Inc., a Washington corporation, is referred to herein as the "Issuer."

   Unless otherwise noted, the information contained in this Amendment No. 1 amends and supplements the information previously disclosed in the Schedule 13D filed on behalf of the Reporting Persons on December 16, 1997. Capitalized terms not defined in this Amendment No. 1 shall have their respective meanings as set forth in the Schedule 13D filed on behalf of the Reporting Persons on December 16, 1997.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
         --------------------------------------------------

     On March 11, 1998 Strategic Partners Fund acquired a warrant to purchase 1,020,200 shares of the Issuer's Common Stock in partial consideration for the purchase of a subordinated debenture of the Issuer in the principal amount of $1,218,000. The working capital of Strategic Partners Fund was the source of funds for the purchase. No part of the purchase price was financed by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

     On March 11, 1998 Strategic Associates acquired a warrant to purchase 56,957 shares of the Issuer's Common Stock in partial consideration for the purchase of a subordinated debenture of the Issuer in the principal amount of $68,000. The working capital of Strategic Associates was the source of funds for the purchase. No part of the purchase price was financed by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER:
         ----------------------------------------

   The information contained in this Item 5 amends and restates, in its entirety, the information previously disclosed in the Schedule 13D filed on behalf of the Reporting Persons on December 16, 1997.

   (a) Strategic Partners Fund is the record owner of 15,014 shares of Series B Preferred Stock of the Issuer (the "Fund B Preferred") and a warrant to purchase 1,020,200 shares of the Issuer's Common Stock (the "Fund Warrant"). The Fund B Preferred and the Fund Warrant are currently convertible into 35,034,699 shares of the Issuer's Common Stock (the "Fund Conversion Shares").

   Strategic Associates is the record owner of 831 shares of Series B Preferred Stock of the Issuer (the "Associates B Preferred") and a warrant to purchase 56,957 shares of the Issuer's Common Stock (the "Associates Warrant"). The Associates B Preferred and the Associates Warrant are currently convertible into 1,939,603 shares of the Issuer's Common Stock (the "Associates Conversion Shares").

   The Fund Conversion Shares and the Associates Conversion Shares are sometimes referred to herein collectively as the "Jay Jacobs Shares."

   Because of their relationship as affiliated entities, both Strategic Partners Fund and Strategic Associates may be deemed to own beneficially the Jay Jacobs Shares. As general partners of Strategic Partners Fund and Strategic Associates, respectively, Strategic Partners and Cahill, Warnock & Co. may be deemed to own beneficially the Jay Jacobs Shares. As the individual general partners of Strategic Partners and as the members of Cahill, Warnock & Co., both Cahill and Warnock may be deemed to own beneficially the Jay Jacobs Shares.

   By virtue of the Voting Agreement (attached hereto as Exhibit 3), each of the
                                                         ---------
Reporting Persons may be deemed to share voting power with respect to each share of the Issuer's stock subject to the agreement. Consequently, the Reporting Persons may be deemed to beneficially own, in addition to the Jay Jacobs Shares, an additional 23,221,663 shares of the Issuer's Common Stock (the "Agreement Shares").

   Strategic Partners Fund disclaims beneficial ownership of the Associates Conversion Shares and the Agreement Shares. Strategic Associates disclaims beneficial ownership of the Fund Conversion Shares and Agreement Shares. Strategic Partners, Cahill, Warnock & Co., Cahill, and Warnock each disclaim beneficial ownership of the Jay Jacobs Shares and the Agreement Shares, except with respect to their pecuniary interest therein, if any.

   Each of the Reporting Persons may be deemed to own beneficially 81.8% of the Issuer's Common Stock, which percentage is calculated based upon (i) 8,216,576 shares of the Issuer's Common Stock reported as outstanding by the Issuer in the Issuer's Form S-3 Registration Statement as filed with the SEC on February 11, 1998, and (ii) 36,974,302 shares of the Issuer's Common Stock issuable upon conversion or exercise of the Fund B Preferred, the Fund Warrant, Associates B Preferred and the Associates Warrant. The calculation of beneficial ownership percentage does not reflect potential deemed beneficial ownership of the Agreement Shares.

   In Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund, dated July 26, 1996 (attached hereto as Exhibit 2), Strategic Partners and
                                              ---------
the limited partners of Strategic Partners Fund agreed that any securities of a particular issuer that are acquired by both Strategic Partners Fund and Strategic Associates shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments. As a consequence, Strategic Associates and Strategic Partners

Fund may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934. Strategic Partners, Cahill, Warnock & Co., Cahill and Warnock each disclaim membership in the aforementioned group.

   (b) Number of Shares as to which each such person has

        (i)  Sole power to vote or direct the vote:

             0 shares for each Reporting Person;

        (ii)  Shared power to vote or direct the vote:

             36,974,302* shares for each Reporting Person;

        (iii)  Sole power to dispose or to direct the disposition:

             0 shares for each Reporting Person;

        (iv) Shared power to dispose or to direct the disposition:

             36,974,302* shares for each Reporting Person.

   * Does not reflect potential deemed beneficial ownership of the Agreement Shares.

   (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

   (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

   (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

   Pursuant to the terms of a Subordinated Debenture Purchase Agreement dated March 11, 1998 by and among the Issuer, Strategic Partners Fund, Strategic Associates, and T. Rowe Price (the "Purchase Agreement," attached hereto as
Exhibit 4), Strategic Partners Fund acquired a warrant to purchase 1,020,200
---------
shares of the Issuer's Common Stock as partial consideration for the purchase of a subordinated debenture of the Issuer in the principal amount of $1,218,000. Pursuant to the Purchase Agreement, Strategic Associates acquired a warrant to purchase 56,957 shares of the Issuer's Common Stock as partial consideration for the purchase of a subordinated debenture of the Issuer in the principal amount of $68,000. In addition, pursuant to the terms of the Purchase Agreement, Strategic Partners Fund, Strategic Associates and/or T. Rowe Price may, upon an event of default by the Issuer, (i) demand immediate payment, (ii) extend the term of their respective portions of the subordinated debenture and receive additional warrants to purchase the Issuer's Common Stock or Common Stock equivalents up to an aggregate amount of 3% (three percent) of the Common Stock or Common Stock equivalents on a fully diluted basis, (iii) convert the principal amount of their respective portions of the subordinated debenture into the Issuer's Series C Preferred Stock (non-voting, non-convertible), or (iv) enter into any other written agreement with the Issuer.

   Pursuant to the terms of a Registration Rights Agreement dated March 11, 1998 by and among the Issuer, Strategic Partners Fund, Strategic Associates and T. Rowe Price (attached hereto as Exhibit 5), Strategic Partners Fund, Strategic
                               ---------
Associates, and T. Rowe Price are granted, subject to certain restrictions and limitations, certain demand and "piggyback" registration rights with respect to the shares of Common Stock issuable upon the exercise of their respective warrants.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

     Exhibit 1 - Agreement regarding joint filing of Schedule 13D.

     Exhibit 2 - Amendment No. 1 to the Limited Partnership Agreement of
                 Strategic Partners Fund.*

     Exhibit 3 - Voting Agreement dated December 5, 1997, by and among Strategic
                 Partners Fund, Strategic Associates, T. Rowe Price, Michael D. Sullivan, Rex Loren Steffey, and William L. Lawrence, Jr. (filed as Exhibit 4.2 to the Company's Current Report on
                           -----------
                 Form 8-K filed December 15, 1997 and incorporated herein by reference).

     Exhibit 4 - Execution Copy of the Subordinated Debenture Purchase Agreement
                 dated March 11, 1998 by and among the Issuer, Strategic Partners Fund, Strategic Associates and T. Rowe Price.

     Exhibit 5 - Registration Rights Agreement dated March 11, 1998 by and among the Issuer, Strategic Partners Fund, Strategic Associates and
                 T. Rowe Price.

     Exhibit 6 - Form of Warrant to Acquire 1,020,200 shares of Common Stock or
                 Common Stock Equivalent Shares of Jay Jacobs, Inc. dated March 11, 1998 issued by the Issuer to Strategic Partners Fund.

     Exhibit 7 - Form of Warrant to acquire 56,957 shares of Common Stock or
                 Common Stock Equivalent Shares of Jay Jacobs, Inc. dated March
                11, 1998 issued by the Issuer to Strategic Associates.


* Previously filed as Exhibit 2 to the Schedule 13D filed on behalf of the Reporting Persons on December 16, 1997.

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  March 23, 1998.

                                    /s/ Edward L. Cahill
                                    --------------------
                                    Edward L. Cahill

                                    /s/ David L. Warnock
                                    --------------------
                                    David L. Warnock


                                    CAHILL, WARNOCK STRATEGIC PARTNERS
                                    FUND, L.P.

                                    By:  Cahill, Warnock Strategic Partners,
                                       L.P., its Sole General Partner


                                       By:  /s/ Edward L. Cahill
                                            --------------------
                                          Edward L. Cahill, General Partner


                                       By:  /s/ David L. Warnock
                                            --------------------
                                          David L. Warnock, General Partner


                                    CAHILL, WARNOCK STRATEGIC PARTNERS, L.P.


                                    By:  /s/ Edward L. Cahill
                                         --------------------
                                       Edward L. Cahill, General Partner


                                    By:  /s/ David L. Warnock
                                        ---------------------
                                      David L. Warnock, General Partner

                                    STRATEGIC ASSOCIATES, L.P.

                                    By:  Cahill, Warnock & Co., LLC, its sole
                                       General Partner


                                       By:  /s/ Edward L. Cahill
                                            --------------------
                                          Edward L. Cahill, Member


                                       By:  /s/ David L. Warnock
                                            --------------------
                                          David L. Warnock, Member


                                    CAHILL, WARNOCK & CO., LLC


                                    By:  /s/ Edward L. Cahill
                                         --------------------
                                       Edward L. Cahill, Member


                                    By:  /s/ David L. Warnock
                                         --------------------
                                       David L. Warnock, Member